OPERATING AGREEMENT FOR BAO BROS., LLC
A MEMBER-MANAGED LIMITED LIABILITY COMPANY

I. PRELIMINARY PROVISIONS

(1) Effective Date: This operating agreement of Bao Bros., LLC effective 2/19/19, is adopted by the members whose signatures appear at the end of this agreement (the "Agreement").

(2) Formation: This limited liability company (LLC) was formed by filing a Certificate of Formation with the Texas Secretary of State on 2/19/19. A copy of this organizational document has been placed in the LLC's records book.

(3) Name: The formal name of this LLC is as stated above. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

(4) Registered Office and Agent: The registered office of this LLC and the registered agent at this address are as follows:

Christopher Giles Garcia Jr.

16610 Barley Mill Ct.

Houston, TX 77095

The registered office and agent may be changed from time to time as the members may see fit, by filing a change of registered agent or office form with the Texas Secretary of State. It is recommended, but will not be necessary to amend this provision of the operating agreement if and when such a change is made.

(5) Business Purposes: The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of the following:

The operation of company owned and franchised restaurants as well as the resale of select products in various retail channels.

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

(6) Duration of LLC: The duration of this LLC shall be perpetual. Further, this LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

II. MEMBERSHIP PROVISIONS

(1) Non-liability of Members: No member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

(2) Reimbursement for Organizational Costs: Members shall be reimbursed by the LLC for organizational expenses paid by the members. The LLC shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Internal Revenue Code and as may be advised by the LLC's tax advisor.

(3) Management: There will be two classes of interests: voting and nonvoting. This LLC shall be managed exclusively by its voting members. Except as otherwise provided herein, the holders of nonvoting interests will have the same rights and responsibilities as the holders of voting interests except for the right to vote.

(4) Members' Percentage Interests: A member's percentage interest in this LLC shall be a fixed fraction that is agreed upon by a majority of members at the formation of the LLC, and if and when additional members are added. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's "percentage interest" or "interest" in this LLC.

(5) Membership Voting: Except as otherwise may be required by the Certificate of Formation or a similar organizational document, other provisions of this operating agreement, or under the laws of this state, each member shall vote on any matter submitted to the membership for approval in proportion to the member's percentage interest in this LLC (excluding members with nonvoting interests). Further, unless defined otherwise for a particular provision of this operating agreement, the phrase "majority of members" means the vote of members whose combined votes equal more than 50% of the votes of all voting members in this LLC.

(6) Compensation: Except where decided by a majority of members, members shall not be paid as members of the LLC for performing any duties associated with such membership, including management of the LLC. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise. If and when the LLC is sold, members will receive compensation for the proceeds from the sale in proportion equal to their percentage interest in the LLC.

(7) Members' Meetings: The LLC shall not provide for regular members' meetings. However, any voting member may call a meeting by communicating his or her wish to schedule a meeting to all other members. Nonvoting members are permitted to attend any such meeting organized by voting members. Such notification may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communication reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine or other form of electronic communication to the member calling the meeting, to meet at a mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting. If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the non-attending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held without the attendance of all members as long as a majority of the percentage interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each non-attending member promptly after the holding of the second postponed meeting. Written minutes of the discussions and proposals presented at a members' meeting, and the votes taken and matters approved at such meeting, may be taken by one of the members or a person designated at the meeting. A copy of the minutes or summary of the meeting shall generally be placed in the LLC's records book after the meeting.

(8) Membership Certificates: This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC, the name of the member, and state that the person named is a member of the LLC and is entitled to all the rights granted members of the LLC under the Certificate of Formation or a similar organizational document, this operating agreement, and provisions of law. Each membership certificate shall be consecutively numbered and signed by one or more officers of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the members on membership certificates. The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates.

(9) Other Business by Members: Each member shall agree not to own an interest in, manage or work for another business, enterprise or endeavor, if such ownership or activities would compete with this LLC's business goals, mission, profitability or productivity, or would diminish or impair the member's ability to provide maximum effort and performance in managing the business of this LLC.

(10) Rights of Holders of Nonvoting Interests. The holders of nonvoting interests in the LLC will nevertheless have the right to vote together with the holders of voting interests considered as a single class, on any transaction to effect the merger or consolidation of the LLC into or with another entity, or the sale of all or

substantially all of the assets of the LLC, after which the members of the LLC immediately prior to such transaction do not own, immediately following the consummation of the transaction, a majority of the voting power of the surviving entity in proportions substantially similar to those that existed immediately prior to such transaction. In addition, all holders of nonvoting interests will have the right of first offer to purchase their pro rata ownership percentage of interests in any additional offering of equity by the LLC, either of its own interests or of equity in any new entity to be owned by or affiliated with the LLC, on the same terms and for the same price as all other investors in such offerings, subject to such holder's eligibility to purchase under applicable securities laws.

III. TAX AND FINANCIAL PROVISIONS

(1) Tax Classification of *LLC:* The members of this LLC intend that this LLC be initially classified as a Partnership for federal and, if applicable, state income tax purposes. It is understood that a majority of members may agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

(2) Tax Year and Accounting Method: The tax year of this LLC shall be the calendar year. The LLC shall use the cash method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of a majority of members if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

(3) Partnership Representative: If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate from among its members a "partnership representative" in accordance with Internal Revenue Code Section 6223(a) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the members on the progress and outcome of these dealings.

(4) Annual Income Tax Returns and Reports: Within 60 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. If this LLC is classified as a partnership for income tax purposes, this additional information shall include a federal (and, if applicable, state) Form K-1 (Form 1065 - Partner's Share of Income, Credits, Deductions) or equivalent income tax reporting form. This additional information may also include a financial report, which can include a balance sheet and/or profit and loss statement for the prior tax year of the LLC.

(5) Bank Accounts: The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment and other such accounts as are reasonable and necessary for its business and investments. One or more members of the LLC shall be designated with the consent of a majority of members to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such accounts. The funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any members of the LLC.

(6) Title to Assets: All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members.

IV. CAPITAL PROVISIONS

(1) Capital Contributions by Members: The percentage interest in the LLC that each member shall receive in return for his or her capital contribution is indicated below for each member. In the event of the death of a member, assignees to their interest are also documented. See Article V. Section (2) for more information on assignees.

AS OF 2/19/19

NAME & ADDRESS	ASSIGNEE	% INTEREST IN LLC
Christopher G. Garcia Jr. 16610 Barley Mill Ct. Houston, TX 77095	Nashelli Quintana	90%
Christopher G. Garcia Sr. 16610 Barley Mill Ct. Houston, TX 77095	Luz Garcia	10%

(2) Additional Contributions by Members: The members may agree, from time to time by majority vote, to require the payment of additional capital contributions by the members, on or by a mutually agreeable date.

(3) Failure to Make Contributions: If a member fails to make a required capital contribution within the time agreed for a member's contribution, the remaining members may, by majority vote, agree to reschedule the time for payment of the capital contribution by the late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining members decide. Alternatively, the remaining members may, by majority vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made by the delinquent member are refunded promptly by the LLC to the member after the decision is made to terminate the membership of the delinquent member.

(4) No Interest on Capital Contributions: No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

(5) Capital Account Bookkeeping: A capital account shall be set up and maintained on the books of the LLC for each member. It shall reflect each member's capital contribution to the LLC, increased by each member's share of profits in the LLC, decreased by each member's share of losses and expenses of the LLC, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

(6) Consent to Capital Contribution Withdrawals and Distributions: Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of a majority of members.

(7) Allocations of Profits and Losses: No member shall be given priority or preference with respect to other members in obtaining a return of capital contributions, distributions or allocations of the income, gains, losses, deductions, credits or other items of the LLC. The profits and losses of the LLC, and all items of its income, gain, loss, deduction and credit shall be allocated to members according to each member's percentage interest in this LLC.

(8) Allocation and Distribution of Cash to Members: Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be distributed from time to time to members in accordance with each member's percentage interest in the LLC, as may be decided by a majority of the members.

(9) Allocation of Noncash Distributions: If proceeds consist of property other than cash, the members shall decide the value of the property and allocate such value among the members in accordance with each member's percentage interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the members as otherwise provided in this agreement.

(10) Allocation and Distribution of Liquidation Proceeds: Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account.

V. MEMBERSHIP WITHDRAWAL, TRANSFER, AND EXPULSION PROVISIONS

(1) Withdrawal of Members: A Member may withdraw from this LLC by giving written notice to all other Members at least 60 days before the date the withdrawal is to be effective. Furthermore, Members will only be eligible for withdrawal after 3 full calendar years as a Member of the Company. Members who withdraw forfeit their entire interest in the LLC.

(2) Restrictions on *the Transfer of Membership:* A member shall not transfer his or her membership in the LLC unless a majority of members in the LLC first agree to approve the admission of the transferee into this LLC. Further, no member may encumber a part or all of his or her membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by a majority of members of the LLC.

An interest is assignable in whole or in part only with the consent of a majority of the Members in the event of:

(a) an involuntary transfer by a Member of his interest by operation of law in a judicial finding that is binding upon the LLC and the Members;

(b) a transfer upon the death, declaration of insanity or Disability (the inability to substantially perform the duties and responsibilities of that member to the LLC for a period of 60 days) of a Member, or;

(c) the resignation, retirement or termination for Cause (willful misconduct damaging to the LLC, its reputation, products, services, or customers; continued failure to perform duties owed to the LLC; breach of any contractual relationship with the LLC in a manner and to an extent likely to cause harm to the LLC; or being charged with a felony or a misdemeanor involving moral turpitude) of any Member in an employment relationship with the LLC.

The Member or its transferee must offer the acquired interest for sale to the other Members pro rata at the fair market value of the interest being transferred as of the date of the purported transfer. From the date of execution of this Agreement until a new fair market value is established by the members, the fair market value of the LLC shall be the amount of One Million Dollars ($1,000,000), which the LLC and each of the members agree represents the fair value of the LLC as of the date of this Agreement. The members agree to reevaluate and adjust the fair market value of the LLC as may be necessary or appropriate. In the event the fair market value has not been established within one year of the date of the purported transfer and the members are not able to agree on a current fair market value within thirty (30) days of the date of the purported transfer, the members shall, within ten (10) days following the expiration of such thirty (30) day period, designate an appraiser (the "Appraiser") to determine the fair market value. If the members cannot agree on an Appraiser within such period, they shall ask the American Arbitration Association to appoint the Appraiser. The Appraiser shall submit its determination of the fair market value within thirty (30) days of the date of its selection, and such fair market value shall be final and binding upon the LLC and the members.

Promptly after the fair market value has been determined and the Members have exercised their right to purchase, they shall pay cash for the interest to the transferee.

In the event the other Members fail to exercise their option to purchase such interest within thirty (30) days after such offering, such transferee shall become a Member, provided that the transferee has performed or satisfied all of the other requirements provided herein in this Agreement.

(3) Expulsion of Members: If it is deemed by one or more voting Members that any Member in the LLC is failing to execute his or her responsibilities adequately or guilty of moral turpitude, that Member may call a vote to remove the Member in question. Such votes for expulsion shall only apply to nonvoting Members in matters of moral turpitude. If a majority of Members agree that the Member in question has failed to adequately perform his or her responsibilities or is guilty of moral turpitude, he or she will be expelled from the LLC. Expulsion will take effect immediately following the vote. Expelled Members forfeit their entire interest in the LLC and are entitled to receive the full balance of their capital account payable as a subordinated note over a 60 month term at the prime rate listed in the Wall Street Journal on the effective date of departure. Such note shall permit the LLC to prepay all or any part of the principal balance of the note at any time without penalty or premium. Members found guilty of moral turpitude (to include embezzlement) forfeit their entire interest in the Company, receive no compensation, and are subject to additional legal consequences.

VI. DISSOLUTION PROVISIONS

(1) Events That Trigger Dissolution of *the LLC:* The following events shall trigger dissolution of the LLC, except as provided:

> (a) the death, permanent incapacity, bankruptcy, retirement, resignation or expulsion of a member, except that within 60 days of the happening of any of these events, a majority of remaining members of the LLC may vote to continue the legal existence of the LLC, in which case the LLC shall not dissolve;

> (b) the expiration of the term of existence of the LLC if such term is specified in the Certificate of Formation or a similar organizational document, or this operating agreement;

> (c) the written agreement of a majority of members to dissolve the LLC;

> (d) entry of a decree of dissolution of the LLC under state law.

VII. GENERALPROVISIONS

(1) Officers: The LLC may designate one or more officers, such as a President, Vice President, Secretary and Treasurer. Persons who fill these positions need not be members of the LLC. Such positions may be compensated or non-compensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office. Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

(2) Records: The LLC shall keep at its principal business address a copy of all proceedings of membership meetings, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC. Copies of the LLC's Certificate of Formation, a signed copy of this operating agreement, and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

> • the amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member;
> • a schedule showing when any additional capital contributions are to be made by members to this LLC;
> • a statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions; and
> • a description of, or date when, the legal existence of the LLC will terminate under provisions in the LLC's Certificate of Formation or a similar organizational document, or this operating agreement.

If one or more of the above items is included or listed in this operating agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address. Any member may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members is allowed, but copying costs shall be paid for by the requesting member.

(3) All Necessary Acts: The members and officers of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently. The Secretary of the LLC, or other officers, or all members of the LLC, may certify to other businesses, financial institutions and individuals as to the authority of one or more members or officers of this LLC to transact specific items of business on behalf of the LLC.

(4) Indemnification: The LLC shall indemnify the member and those authorized officers, agents, and employees of the LLC identified in writing by the member as entitled to being indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the member (as the member or officer, agent, or employee) or

any such office, agent, or employee in connection with the business of the LLC, except to the extent prohibited by the laws of the state that governs this Agreement. In addition, the LLC may advance costs of defense of any proceeding to the member or any such officer, agent, or employee upon receipt by the LLC of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the LLC.

(5) Mediation and Arbitration of Disputes Among Members: In any dispute over the provisions of this operating agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute. If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request. All parties shall initially share the cost of arbitration, but the prevailing party or parties may be awarded attorney fees, costs and other expenses of arbitration. All arbitration decisions shall be final, binding and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction to do so.

(6) Governing Law: This Agreement shall be governed by, and interpreted an enforced in accordance with, the substantive laws of the State in which the LLC was formed, without reference to the conflicts of law rules of that or any other jurisdiction.

(7) Entire Agreement: This operating agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified or replaced except by a written instrument executed by a majority of the parties to this agreement who are current members of this LLC as well as any and all additional parties who became members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among any and all members of this LLC.

(8) Severability: If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

VIII. SIGNATURES OF MEMBERS

Execution of Agreement: In witness whereof, the members of this LLC sign and adopt this agreement as the operating agreement of this LLC.

Printed Name: Christopher G. Garcia Jr., Member

Signature: _____

Date: 2/19/19_____

Printed Name: Christopher G. Garcia Sr., Member

Signature: _____

Date: 2/19/19_____